Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Simon, Robert J.	2. Date of Event Requiring Statement (Month/Day/Year) 6/24/02	4. Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI
(Last) (First) (Middle) 50 Briar Hollow Lane, 7th Floor West
(Street) Houston, Texas 77002	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director __ 10% Owner _x Officer (give title below) __ Other (specify below) President, Seitel Data, Ltd.	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) _x_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $.01	88,903	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options - Right to Buy	4/22/99	4/22/06	Common Stock	20,000	$12.49783	D
Options - Right to Buy	6/4/99	10/2/03	Common Stock	7,500	16.625	D
Options - Right to Buy	6/3/99	10/2/03	Common Stock	5,000	16.0625	D
Options - Right to Buy	6/8/99	10/2/03	Common Stock	6,500	17.00	D
Options - Right to Buy	6/8/99	10/2/03	Common Stock	6,000	16.875	D
Options - Right to Buy	(1)	7/26/10	Common Stock	25,000	11.375	D
Options - Right to Buy	11/7/00	10/2/03	Common Stock	5,000	16.00	D
Options - Right to Buy	11/8/00	10/2/03	Common Stock	2,000	16.00	D
Options - Right to Buy	11/8/00	10/2/03	Common Stock	3,000	16.125	D
Options - Right to Buy	11/9/00	10/2/03	Common Stock	5,000	16.00	D
Options - Right to Buy	11/9/00	10/2/03	Common Stock	5,000	16.125	D
Options - Right to Buy	12/19/00	10/2/03	Common Stock	500	17.8125	D
Options - Right to Buy	12/19/00	10/2/03	Common Stock	4,500	17.6875	D
Options - Right to Buy	(2)	8/31/11	Common Stock	100,000	11.00	D
Options - Right to Buy	5/14/98	5/14/03	Common Stock	68,458	13.72914	D
Options - Right to Buy	9/25/99	9/25/06	Common Stock	20,000	13.72914	D
Options - Right to Buy	(3)	11/20/07	Common Stock	50,000	13.72914	D

(1)    Options vest 1/3 on each of the first 3 anniversary dates from date of grant with 100% vested on 7/26/03.
(2)    Options vest 1/3 on each of the first 3 anniversary dates from date of grant with 100% vested on 8/31/04.
(3)    Options vest 10% on date of grant and each of the next 4 anniversary dates with the remaining 50% vesting on the fifth anniversary date of 11/20/02.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	/s/ Robert J. Simon by Marcia H. Kendrick **Signature of Reporting Person	6/24/02 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.